April 1, 2025

Liat Zalts
Chief Financial Officer
Pluri Inc.
Matam Advanced Technology Park
Building No. 5
Haifa, Israel, 3508409

        Re: Pluri Inc.
            Preliminary Proxy Statement on Schedule 14A
            Response dated March 27, 2025
            File No. 001-31392
Dear Liat Zalts:

       We have reviewed your March 27, 2025 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our March
26, 2025 letter.

Preliminary Proxy Statement on Schedule 14A
Proposal No. 6 - Private Placement Proposal , page 14

1. We note from your response to prior comment 1 that the Transactions (the Securities
       Purchase Agreement, and the Kokomodo Transaction contemplated by the Share
       Purchase Agreement) were not contingent upon, nor subject to, shareholder approval.
       However, we note from Section 4.5 of the Securities Purchase Agreement that the company is required to obtain Shareholder Approval for the exercise of the Warrants and for the consummation of the transactions set forth in the Kokomodo Term Sheet, and we note from Section 3.5.4 of the Share Purchase Agreement that obtaining such
       Shareholder Approval is a condition to the closing of the Kokomodo Transaction.
       Given these provisions, please either revise the proxy statement to include the remaining information required by Items 11, 13, and 14 of Schedule 14A or provide
 April 1, 2025
Page 2

       us with further analysis as to why the proposal seeking shareholder approval of the exercise of the Warrants, and the approval of the issuance of the Consideration Shares for the purchase of a majority of the equity interests in Kokomodo, does not involve the approval of the Kokomodo Transaction and are not integral parts of the consummation of the transactions contemplated by the Share Purchase Agreement.
Consequences of Not Approving this Proposal, page 16

2. We note from your disclosure that if shareholders approve Proposal 6, and you close the transactions under the Share Purchase Agreement, the company will acquire shares representing 71.1% of the equity of Kokomodo (on a fully diluted basis), for an
       aggregate purchase price of $4.5 million, payable in the company   s
Common Shares.
       In this section you also disclose that if shareholders do not approve Proposal 6, the company will be required to purchase a "certain portion" of the Investor's shares in
       Kokomodo for a purchase amount of $1,000,000 (based on a $6,000,000 pre-money valuation of Kokomodo, calculated prior to the investment of $500,000 in Kokomodo, as described in (b)), and (b) invest an additional $500,000 in Kokomodo under a
       SAFE, providing a 20% discount of the price per share set in connection with a trigger event for conversion of the SAFE into equity of Kokomodo and a pre-money valuation cap of $5,500,000 in connection with such conversion. Please revise to
       clarify the percentage of the equity of Kokomodo you will be required to purchase if shareholders vote "Against" Proposal 6.
3. As noted above, since a vote "For" Proposal 6 will result in the acquisition of a 71%
       equity interest of Kokomodo in exchange for common shares of Pluri, and a vote
       "Against" Proposal 6 will result in the acquisition of a yet to be specified percentage of Kokomodo in exchange for Pluri's cash, it appears that shareholders are being asked to choose between one of these two alternatives. Please either provide us with your analysis as to why the remaining information required by Items 11, 13, and 14 of
       Schedule 14A is not material to a shareholder's voting decision on the proposal presented or provide such information so that shareholders can make an informed voting decision as to these two alternatives.
      Please contact Doris Stacey Gama at 202-551-3188 or Tim Buchmiller at 202-551-
3635 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   Ron Ben-Bassat, Esq.